UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Restatement of Preliminary Operating Results for the Third Quarter of Fiscal Year 2013

On November 5, 2013, KB Financial Group Inc. (“KB Financial Group”) disclosed that its preliminary operating results for the third quarter of fiscal year 2013, which were filed on October 25, 2013, have been restated to reflect the effect of certain events that occurred after the reporting period. The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditor and are subject to change.

1. Operating results of KB Financial Group (consolidated)

a.	Restated preliminary operating results of KB Financial Group for the third quarter of fiscal year 2013:

(Won in millions, %)		3Q 2013	2Q 2013	% Change Increase (Decrease) (Q to Q)	3Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	5,055,184	5,978,021	(15.44)	6,334,926	(20.20)
	Cumulative	17,235,759	12,180,575	—	19,384,466	(11.08)
Net operating profit	Specified Quarter	584,548	451,495	29.47	601,774	(2.86)
	Cumulative	1,568,908	984,360	—	2,158,455	(27.31)
Profit before income tax	Specified Quarter	575,473	323,403	77.94	582,282	(1.17)
	Cumulative	1,446,612	871,139	—	2,126,648	(31.98)
Profit for the period	Specified Quarter	426,566	165,258	158.12	463,557	(7.98)
	Cumulative	1,004,740	578,174	—	1,625,501	(38.19)
Profit attributable to shareholders of the parent company	Specified Quarter	426,566	163,520	160.86	464,588	(8.18)
	Cumulative	1,001,544	574,978	—	1,621,140	(38.22)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

b.	Specific line items that have been restated:

•	Pre-restatement (as disclosed on October 25, 2013)

(Won in millions, %)		3Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	632,321	40.05	5.08
	Cumulative	1,616,681	—	(25.10)
Profit before income tax	Specified Quarter	623,246	92.71	7.04
	Cumulative	1,494,385	—	(29.73)
Profit for the period	Specified Quarter	462,874	180.09	(0.15)
	Cumulative	1,041,048	—	(35.96)
Profit attributable to shareholders of the parent company	Specified Quarter	462,874	183.07	(0.37)
	Cumulative	1,037,852	—	(35.98)

•	Post-restatement

(Won in millions, %)		3Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	584,548	29.47	(2.86)
	Cumulative	1,568,908	—	(27.31)
Profit before income tax	Specified Quarter	575,473	77.94	(1.17)
	Cumulative	1,446,612	—	(31.98)
Profit for the period	Specified Quarter	426,566	158.12	(7.98)
	Cumulative	1,004,740	—	(38.19)
Profit attributable to shareholders of the parent company	Specified Quarter	426,566	160.86	(8.18)
	Cumulative	1,001,544	—	(38.22)

2. Operating results of Kookmin Bank (consolidated)

a.	Restated preliminary operating results of Kookmin Bank for the third quarter of fiscal year 2013:

(Won in millions, %)		3Q 2013	2Q 2013	% Change Increase (Decrease) (Q to Q)	3Q 2012*	% Change Increase (Decrease) (Y to Y)
Operating revenue**	Specified Quarter	3,869,788	4,633,834	(16.49)	4,908,729	(21.17)
	Cumulative	13,366,292	9,496,504	—	14,620,169	(8.58)
Net operating profit	Specified Quarter	416,215	293,671	41.73	480,489	(13.38)
	Cumulative	1,085,949	669,734	—	1,818,526	(40.28)
Profit before income tax	Specified Quarter	406,265	168,666	140.87	470,003	(13.56)
	Cumulative	966,021	559,756	—	1,800,971	(46.36)
Profit for the period	Specified Quarter	301,887	48,822	518.34	381,970	(20.97)
	Cumulative	646,566	344,679	—	1,386,426	(53.36)
Profit attributable to shareholders of the parent company	Specified Quarter	301,887	48,783	518.84	381,931	(20.96)
	Cumulative	646,482	344,595	—	1,386,103	(53.36)

*	The figures have been restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS that are effective for the financial year beginning on or after January 1, 2013.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

b.	Specific line items that have been restated:

•	Pre-restatement (as disclosed on October 25, 2013)

(Won in millions, %)		3Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	463,988	58.00	(3.43)
	Cumulative	1,133,722	—	(37.66)
Profit before income tax	Specified Quarter	454,038	169.19	(3.40)
	Cumulative	1,013,794	—	(43.71)
Profit for the period	Specified Quarter	338,195	592.71	(11.46)
	Cumulative	682,874	—	(50.75)
Profit attributable to shareholders of the parent company	Specified Quarter	338,195	593.26	(11.45)
	Cumulative	682,790	—	(50.74)

•	Post-restatement

(Won in millions, %)		3Q 2013	% Change Increase (Decrease) (Q to Q)	% Change Increase (Decrease) (Y to Y)
Net operating profit	Specified Quarter	416,215	41.73	(13.38)
	Cumulative	1,085,949	—	(40.28)
Profit before income tax	Specified Quarter	406,265	140.87	(13.56)
	Cumulative	966,021	—	(46.36)
Profit for the period	Specified Quarter	301,887	518.34	(20.97)
	Cumulative	646,566	—	(53.36)
Profit attributable to shareholders of the parent company	Specified Quarter	301,887	518.84	(20.96)
	Cumulative	646,482	—	(53.36)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 5, 2013	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon
	Title:	Deputy President & CFO